Mail Stop 6010

November 28, 2006

Morning Wu
Acting Chief Financial Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corp.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 1-31994**

Dear Ms. Wu:

We have reviewed your response letter dated November 2, 2006 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Note 25. Litigation, page F-46

1.   We note your responses to our prior comment 1 from our letter dated September
        26, 2006, comment 1 from our letter dated August 28, 2006 and comment 3 from
        our letter dated August 3, 2006. With respect to the Settlement Agreement
        entered into with TSMC on January 31, 2005, please address the following:

        •   Tell us and revise future filings to clearly describe the specific rights you
            received and the specific obligations that you undertook in connection with
            this settlement.
        •   Tell us and revise future filings to clearly describe the specific rights TSMC
            received and the specific obligations that TSMC undertook in connection with
            this settlement.
        •   For each bullet above, distinguish between the rights received and obligations
            undertaken relating to the .13um and smaller processes, as discussed on page
            6 of the Settlement Agreement, the .15um and larger processes, as discussed
            on page 10 of the Settlement Agreement, and the patents, as discussed in
            Exhibit H to the Settlement Agreement.
        •   Tell us the period over which each right received and obligation undertaken
            will be in effect.
        •   Identify any areas in which you undertook to perform actions in future periods
            and tell us the periods over which you would be required to perform. For
            example, we note that paragraph 23 of the agreement refers to an obligation to
            update materials.

2.   Of the rights identified in comment 1 above, tell us which ones were recorded as
        intangible assets on your balance sheet and explain in detail how each of these
        items meets the definition of an intangible asset pursuant to SFAS 141 and 142.

3.   For each item you have recorded as an intangible asset, tell us how you measured
        the intangible assets on day one. In this regard, please address the following:

        •   Discuss the methodology and significant assumptions used to value each
            intangible asset.
        •   Explain to us how your valuation differentiated between, and allocated
            amounts to, the alleged past misappropriation of trade secrets and any rights
            received relating to future periods in connection with the agreement.
        •   Tell us the rationale for allocating only $23.2 million to the past
            misappropriation of trade secrets.
        •   Reconcile between the total settlement amount of $175 million and the total
            amounts recorded in your financial statements of $158 million, consisting of
            $23.2 million of expense and $134.8 million recorded as intangible assets.

4.   With respect to the lawsuit filed against you by TSMC on August 25, 2006, please address the following:

- Tell us and revise future filings to explain in detail the specific allegations TSMC is making in this lawsuit.
- Tell us and revise future filings to discuss how the allegations in this lawsuit differ from the obligations TSMC undertook in connection with the Settlement Agreement and the rights you received in connection with the Settlement Agreement.

* * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Vaughn, Branch Chief, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant